UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 February 2022

Release Number	09/22

Dividend Reinvestment Plan

Following the recent unification of BHP’s dual listed company structure, BHP has made amendments to its dividend reinvestment programme to provide former BHP Group Plc shareholders with an ongoing opportunity to participate in the BHP Group Limited Dividend Reinvestment Plan.

The following documents are attached in accordance with ASX Listing Rule 3.10.8:

•	BHP Group Limited Dividend Reinvestment Plan rules.

•	Terms and conditions applicable to holders of BHP depository interests (traded on the London Stock Exchange).

•	Terms and conditions applicable to holders of beneficial entitlements to BHP shares held through CSDPs or brokers (traded on the Johannesburg Stock Exchange).

As noted in today’s Results Announcement, any former BHP Group Plc shareholder who had previously made standing elections to participate in the BHP Group Plc dividend reinvestment plan must make a new election if they wish to participate in the BHP Group Limited DRP, including in respect of today’s HY22 interim dividend.

Details are set out on BHP’s website.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

+61 417 257 174

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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Dividend Reinvestment

Plan Rules

BHP Group Limited (Company)

ACN 004 028 077

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in these Rules are set out below.

Term	Meaning

Allocated Shares	the Shares allocated to the Participant under the DRP.

Allocated or Allocation	the transfer of existing Shares to a Participant under the DRP.

Allocation Price	in respect of an Allocation, the price at which those Shares are Allocated, determined in accordance with rule 10.

ASX	ASX Limited (ACN 008 624 691) or the stock market operated by ASX Limited, as the context requires.

ASX Listing Rules	the listing rules of the ASX and any other rules of the ASX which are applicable while the Company is admitted to the official list of the ASX, except to the extent of any waiver by the ASX.

Board	the board of directors of the Company.

Business Day	a day which is a business day within the meaning of the ASX Listing Rules.

Company	BHP Group Limited ACN 004 028 077.

Constitution	the constitution of the Company as varied from time to time.

Depositary Interest	a depositary interest, issued and administered by Computershare Investor Services PLC, which represents an entitlement to one underlying Ordinary Share, and which trades and settles on the LSE.

Term	Meaning

Discount	the percentage discount (if any) determined by the Company from time to time to be applied in calculating the Allocation Price per Share under rule 10.

Dividend	any dividend per Share announced and payable by the Company.

Dividend Payment	for a Shareholder, the relevant Dividend multiplied by the number of Shares held by that Shareholder as at the relevant Dividend Record Date, subject to rule 20(d) and less any resident and/or non-resident withholding tax or other taxes or any other amounts the Company is entitled or required to deduct from the payment.

Dividend Payment Date	the date on which the Dividend is payable, as announced by the Company.

Dividend Record Date	the date and time, as determined by the Company, at which a person holds or is taken to hold Shares for the purpose of determining the entitlement of Shareholders to Dividends.

DRP	the Company’s dividend reinvestment plan as governed by these Rules and any applicable Terms and Conditions.

DRP account	the account established and maintained for each Participant under the DRP.

Eligible Shareholder	has the meaning given in rule 3.

FCA Listing Rules	the listing rules made by the FCA under section 73 of the Financial Services and Markets Act 2000 of the United Kingdom, and any other rules of the FCA or LSE that are applicable while the Company is admitted to the standard segment of the LSE’s Main Market, except to the extent of any waiver by the FCA.

Full Participation	has the meaning given in rule 7(b).

JSE	JSE Limited or the market conducted by it, as the context requires.

Term	Meaning

JSE Listing Rules	the listing rules of the JSE and any other rules of the JSE which are applicable while the Company is listed on the Main Board of the JSE, except to the extent of any waiver by the JSE.

Last Election Date	the date determined by the Company to be the last date to elect to participate in the DRP for a particular Dividend.

Listing Rules	the ASX Listing Rules, the JSE Listing Rules or the FCA Listing Rules.

LSE	London Stock Exchange Plc or the market conducted by it, as the context requires.

Maximum Participating Holding	the number of Shares (if any) determined by the Company from time to time under rule 8(c) in respect of Participants generally or a particular class of or category of Participants.

Minimum Participating Holding	the number of Shares (if any) determined by the Company from time to time under rule 8(a) in respect of Participants generally or a particular class or category of Participants.

Ordinary Share	a fully paid ordinary share in the capital of the Company.

Partial Participation	has the meaning given in rule 7(c).

Participating Shares	Shares which a Shareholder has validly elected for participation in the DRP or which are otherwise taken under these Rules to participate in the DRP.

Participant	a Shareholder some or all of whose Shares are Participating Shares.

Participation Notice	a form, whether written or electronic, used to apply for, vary or terminate participation in the DRP, as approved by the Company from time to time.

Term	Meaning

Pricing Period	the period determined by the Company in accordance with rule 10(b)(2) for pricing Shares purchased under the DRP (if applicable).

Related Body Corporate	in relation to a body corporate, another body corporate that is related to the first-mentioned body by virtue of section 50 of the Corporations Act 2001 (Cth).

Requirements	the Corporations Act 2001 (Cth), the Listing Rules and the operating rules of the ASX, LSE and JSE (and of any other relevant market determined by the Company).

Rules	these rules as varied from time to time.

SA Beneficial Interest	a beneficial entitlement to an Ordinary Share, which is credited to the holder’s Central Securities Depository Participant or broker’s account, and which trades on the JSE.

Share	an Ordinary Share, a Depositary Interest or a SA Beneficial Interest.

Shareholder	a holder of Shares at a relevant Dividend Record Date.

Share Register	the register of holders of Ordinary Shares maintained under section 169 of the Corporations Act 2001 (Cth), including the branch register of holders of Ordinary Shares maintained in South Africa, and together with the register of holders of Depositary Interests maintained in the United Kingdom.

Share Registry	the share registry which maintains the Company’s Share Register.

Term	Meaning

Terms and Conditions	has the meaning given in rule 6(a).

Trading Day	a full day on which Shares are quoted, and not suspended from quotation or made subject to a trading halt on the ASX, LSE or JSE (as applicable), provided that it is not a day on which the ASX, LSE or JSE is closed or on which trading on the ASX, LSE or JSE is suspended generally.

1.2	Interpretation

In these Rules headings are for convenience only and do not affect interpretation and unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	other parts of speech and grammatical forms of a word or phrase defined have a corresponding meaning;

(c)

any reference in these Rules to any enactment, part of an enactment or the Listing Rules includes a reference to that enactment, part or those Listing Rules as from time to time amended, consolidated, re-enacted or replaced and, in the case of an enactment, all regulations and statutory instruments issued under it;

(d)	a reference to a body, whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(e)	a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(f)	a reference to dollars or $ is to Australian currency;

(g)	a reference to Pounds Sterling or £ is to the currency of Great Britain;

(h)	a reference to Rand or ZAR is to the currency of the Republic of South Africa;

(i)	unless otherwise determined by the Company or specified below, a reference to a price is to the relevant $ or £ or ZAR amount (as the context requires) rounded to four decimal places; and

(j)	unless specified otherwise, all references to time are to Melbourne time.

2	Commencement of the DRP

The DRP and the application of any specific Terms and Conditions will each commence on such date(s) as the Company in its sole discretion determines.

3	Eligibility to participate

(a)	The Company may from time to time invite Shareholders to participate in the DRP.

(b)	Participation in the DRP by Eligible Shareholders:

(1)	is optional and voluntary;

(2)	is not transferable; and

(3)	may be varied or terminated at any time in accordance with rule 14.

(c)

Subject to rules 3(d) and (e), an Eligible Shareholder is, in respect of a particular Dividend Record Date, a person who, at that Dividend Record Date, was recorded in the Company’s Share Register as a holder of at least the applicable Minimum Participating Holding (if any) and whose address in the Company’s Share Register at the relevant Dividend Record Date:

(1)	is in Australia or New Zealand (in the case of persons on the Company’s share register in Australia) or who is otherwise permitted to participate under any applicable Terms and Conditions; or

(2)	is in a jurisdiction in which the Company is satisfied that the offer and transfer of Shares under the DRP is lawful and practicable,

provided that the Board may determine that:

(3)

a Shareholder, or a class of Shareholders, are not Eligible Shareholders if they are, or hold Shares on behalf of other persons who are, resident outside the jurisdictions mentioned in paragraphs (1) and (2) above or otherwise participating pursuant to any applicable Terms and Conditions; and

(4)	a Shareholder, or a class of Shareholders, are Eligible Shareholders notwithstanding that they are resident outside the jurisdictions mentioned in paragraphs (1) and (2) above.

(d)

Subject to any right of an administrator (being a person nominated by the Company to administer participation in the DRP) to cancel participation under any Terms and Conditions, the Board is entitled to make a final determination as to whether or not any particular Shareholder is an Eligible Shareholder for the purposes of these Rules, and to change any such determination, as and when it sees fit. In making this determination, the Board may consider, among other things, whether such participation would or may be impracticable, impossible or illegal and any actual or anticipated inconvenience or expense in allowing, or investigating the possibility of allowing, such participation.

(e)

The Board has the discretion to refuse to accept any person’s Shares for participation in the DRP and to suspend or withdraw any person’s Shares from participation (including declining to transfer or reducing the number of Shares to be transferred under the DRP to a Participant) if the Company considers that the participation of those Shares might:

(1)	breach any law of Australia including the Foreign Acquisitions and Takeovers Act 1975 (Cth) or the Constitution;

(2)	breach any other applicable legislation, statutes or regulations of any jurisdiction (including in connection with the operation of any applicable Terms and Conditions);

(3)	breach any of the Listing Rules;

(4)	prejudice the effective operation of the DRP; and/or

(5)	be undesirable or impractical.

(f)	It is the responsibility of each Shareholder to obtain any necessary approvals to enable that Shareholder to participate in the DRP.

4	Multiple holdings

(a)	Where an Eligible Shareholder has more than one holding of Shares:

(1)	each holding will be treated as separate for the purposes of the DRP, such that a separate Participation Notice must be lodged with respect to each separate holding that is to participate; and

(2)	these Rules will apply as if each such holding were held by a separate Participant,

unless the Board determines otherwise.

(b)

If Shares are jointly held by two or more Eligible Shareholders, all joint holders of such Shares must sign a single Participation Notice for it to be valid. If one or more of the joint holders of the Shares is not an Eligible Shareholder, none of the joint holders can apply to participate in the DRP with respect to the Shares jointly held.

5	Broker, trustee or nominee accounts

If:

(a)	a shareholding account appearing in the Company’s Share Register relates to a:

(1)	broker’s clearing account;

(2)	trustee; or

(3)	nominee; and

(b)	the broker, trustee or nominee:

(1)	notifies the Share Registry that the relevant Shares are held for a number of different persons; and

(2)	specifies the number of Shares held for each of such persons as at a particular Dividend Record Date (although the names of such persons need not be specified),

then, unless the Board determines otherwise, each such holding shall, as at that Dividend Record Date, be taken to represent a separate Shareholder for the purpose of the Minimum Participating Holding (if any) and the Maximum Participating Holding (if any), and these Rules will be read and interpreted accordingly.

6	Terms and Conditions and application to participate

(a)

The Company may specify Terms and Conditions which are applicable to participation in the DRP by certain Shareholders or classes or categories of Shareholders and which are subject to amendment from time to time. The Terms and Conditions may (among other things) provide for a person or entity nominated by the Company to administer participation in the DRP by certain Shareholders or classes or categories of Shareholders. In case of any conflict or divergence between these Rules and any applicable Terms and Conditions, the Terms and Conditions will prevail and these Rules must be read and interpreted accordingly.

(b)

Subject to the discretion of the Company, an application to participate in the DRP must be made by submitting a Participation Notice in accordance with rule 19, any instructions provided with the Participation Notice and any applicable Terms and Conditions. An Eligible Shareholder’s participation in the DRP will take effect in accordance with rule 19(c).

(c)	A Participation Notice validly submitted or otherwise accepted by the Share Registry remains in effect until:

(1)	the Participant varies or terminates participation in the DRP under these Rules and/or any applicable Terms and Conditions;

(2)	the Company terminates the DRP under rule 16 and/or any applicable Terms and Conditions; or

(3)

the Participant ceases to be an Eligible Shareholder under rule 3, in which case the Participation Notice will become effective again if and at such time as the Shareholder recommences to be an Eligible Shareholder.

7	Extent of participation

(a)

Participation may be either full or partial, unless (i) the Board determines that only Full Participation is permitted or (ii) required by the applicable Terms and Conditions. Where either full or partial participation is permitted, a Participation Notice must specify whether the Shareholder has elected Full Participation or Partial Participation, and if Partial Participation is elected, the Participation Notice must clearly specify the number of Shares that are to be Participating Shares.

(b)

Full Participation means that all Shares recorded in the Participant’s name from time to time (subject to the Maximum Participating Holding (if any)) are Participating Shares. Where a Shareholder has elected Full Participation, all Shares subsequently acquired and held by that Participant (whether under the DRP or otherwise) will be Participating Shares, subject to:

(1)	the Requirements;

(2)	any later Participation Notice submitted by that Participant; and

(3)	the Maximum Participating Holding (if any).

(c)

Partial Participation means that only the number of Shares specified as participating in the Participation Notice by the Shareholder are Participating Shares (subject to the Maximum Participating Holding (if any)). However, if at the relevant Dividend Record Date the number of Shares held by the Participant is less than the specified number of Shares, the DRP applies to the lesser number of Shares (and the Participant is deemed to have lodged a Participation Notice to this effect for the relevant Dividend). This means that, where a Shareholder has elected Partial Participation, Shares in excess of the number specified as participating that are subsequently acquired by that Shareholder (whether under the DRP or otherwise) will not participate in the DRP unless that Shareholder submits a further Participation Notice in accordance with rule 14.

(d)

Subject to any applicable Terms and Conditions, if a Participation Notice does not, in the opinion of the Share Registry, clearly indicate the level of participation in the DRP, it will be deemed to be an application for Full Participation.

(e)

Neither the Company nor the Share Registry shall be liable to any Eligible Shareholder for any loss, damage or claim in respect of that Eligible Shareholder’s participation as a result of the operation of rules 7(b), (c) or (d).

8	Minimum Participating Holding and Maximum Participating Holding

(a)

The Company may determine a minimum permitted number of Participating Shares per Participant or a particular class or category of Participants (whether in respect of a particular Dividend or Dividends generally) from time to time by notification on the Company’s website and by notice to the ASX, LSE and/or JSE.

(b)

To the extent that a Participation Notice has specified a number of Participating Shares less than a prevailing Minimum Participating Holding applicable to the relevant Participant (including an election of Full Participation where the number of Participating Shares would otherwise be less than that limit), for so long as the Minimum Participating Holding applies to the relevant Participant:

(1)	the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be zero; and

(2)

any Shares specified in the Participation Notice as Participating Shares are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by the Company in accordance with its usual arrangements for the payment of Dividends.

(c)

The Company may determine a maximum permitted number of Participating Shares per Participant or a particular class or category of Participants (whether in respect of a particular Dividend or Dividends generally) from time to time by notification on the Company’s website and by notice to the ASX, LSE and/or JSE.

(d)

To the extent that a Participation Notice has specified a number of Participating Shares in excess of the prevailing Maximum Participating Holding applicable to the relevant Participant (including an election of Full Participation where the number of Participating Shares would otherwise exceed that limit), for so long as the Maximum Participating Holding applies to the relevant Participant:

(1)	the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be the Maximum Participating Holding; and

(2)

any Shares specified in the Participation Notice as Participating Shares in excess of the Maximum Participating Holding are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by the Company in accordance with its usual arrangements for the payment of Dividends.

9	Reinvestment of Dividends and residual balances

Subject to any applicable Terms and Conditions:

(a)	Each Dividend Payment payable to a Participant in respect of Participating Shares will be applied on the Participant’s behalf in acquiring additional Shares in accordance with these Rules.

(b)

A Dividend payable in respect of Participating Shares is not available for reinvestment under the DRP to the extent that the Company is entitled to, and does, retain or otherwise deal with the Dividend in accordance with the Constitution or any legal requirements (including withholding tax).

(c)	A DRP account will be established and maintained for each Participant. In respect of each Dividend payable to a Participant:

(1)	the Company will determine the Dividend Payment in respect of that Participant’s Participating Shares;

(2)	the Company will credit the amount in rule 9(c)(1) to the Participant’s DRP account, and that payment constitutes payment of the Dividend on the Participant’s Participating Shares;

(3)

the Share Registry will determine the maximum whole number of additional Shares which may be acquired under the DRP at the Allocation Price by dividing the amount in the Participant’s DRP account by the Allocation Price and rounding that number down to the nearest whole number;

(4)

on behalf of and in the name of the Participant, the Share Registry will purchase the number of Shares determined under rule 9(c)(3) and debit the Participant’s DRP account with the total of the price for the Allocated Shares; and

(5)

subject to any applicable Terms and Conditions, the Share Registry will retain in the Participant’s DRP account, without interest and on the terms set out in these Rules, any cash balance remaining (rounded down to the nearest cent) unless and until the cash balance is applied in accordance with these Rules.

(d)	Subject to rule 9(e), any residual balance in a Participant’s DRP account will be aggregated with any further Dividend Payment credited to the Participant’s DRP account.

(e)	Where:

(1)	the DRP is suspended for an extended period or terminated by the Company pursuant to these Rules; or

(2)	the Participant ceases to participate in the DRP for whatever reason,

any positive residual balance in the Participant’s DRP account will be treated as follows:

(3)	if the balance is $A10 or more, the full amount will be paid to the Participant; and

(4)

if the balance is less than $A10, the Participant is taken to have directed the Share Registry to donate the full amount to one or more registered charities (determined by the Company in its absolute discretion from time to time), unless the Participant has directed the Share Registry otherwise. Participants will not be issued with a receipt in connection with any donation made on their behalf.

10	Price of Shares

Subject to any applicable Terms and Conditions:

(a)

Shares are Allocated under the DRP at the Allocation Price(s), less a Discount (if any) determined by the Company from time to time, rounded in the manner determined by the Company. The determination by the Company of the Allocation Price(s) is binding on all Participants, and the Allocation Price may be different for different classes or categories of Shareholders.

(b)	The Allocation Price(s) for a dividend will be calculated by the Company or another suitable person nominated by the Company, by reference to either (in the Company’s sole discretion):

(1)

the arithmetic average of the actual price paid for Shares that will be used to satisfy all Allocations for the dividend (or, where required or otherwise necessitated by any Terms and Conditions, all Allocations for the dividend for certain Shareholders or classes of Shareholders); or

(2)

the arithmetic average of the daily volume weighted average price of Shares traded on the ASX, LSE or JSE (as applicable, and as determined the Company) over a Pricing Period, excluding any trades that the Company determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand or are not in the ordinary course of trading on the relevant market.

(c)

A Discount (if any) or Pricing Period (if any) may be different from one Dividend to the next, and either may be determined or varied by announcement on the Company’s website and to the ASX, LSE and/or JSE at any time.

11	Allocation of Shares

(a)	The Company may cause only existing Shares to be acquired for transfer to Participants to satisfy Allocations under these Rules.

(b)	Shares may be acquired in such manner as the Company considers appropriate.

(c)	Shares will be Allocated within the time required by the ASX, LSE or JSE (as applicable).

(d)

Shares Allocated pursuant to the DRP will be registered on the Share Register on which the Participant already holds Shares or, if the Participant holds Shares on more than one share register, on the share register which the Company determines.

12	DRP statements

On, or as soon as practicable after, each Dividend Payment Date, the Company or Share Registry will forward to each Participant a statement, in a form determined by the Board, detailing:

(a)	the number of the Participant’s Participating Shares as at the relevant Dividend Record Date;

(b)	the amount of the relevant Dividend Payment in respect of the Participant’s Participating Shares (including any amount deducted from the Dividend payable);

(c)	the amount (if any) in the Participant’s DRP account immediately prior to payment of the relevant Dividend;

(d)	the number of Shares Allocated to the Participant under these Rules and the date of Allocation of those Shares;

(e)	the cash balance (if any) retained in the Participant’s DRP account after deduction of the amount payable on Allocation of the additional Shares;

(f)	the Participant’s total holding of Shares after Allocation;

(g)	the Allocation Price of each Share Allocated to the Participant;

(h)	the franked amount (if any) of the Dividend Payment and the franking credit (if any) attached to the Dividend; and

(i)	any other matters required by law to be included in the statement.

13	The effect of applying for participation

By applying to participate in the DRP, the Shareholder:

(a)	warrants to the Company and Share Registry that it is an Eligible Shareholder;

(b)	acknowledges that Dividends reinvested under the DRP will be assessable for applicable income tax in the same way as cash Dividends;

(c)

authorises the Company and Share Registry (and their officers or agents) to correct any error in, or omission from, any other notice or application contemplated by rule 19 (including, but not limited to, a Participation Notice) and/or any applicable Terms and Conditions;

(d)

acknowledges that the Company or Share Registry may at any time irrevocably determine that the Shareholder’s Participation Notice is valid, in accordance with these Rules, even if the Participation Notice is incomplete, contains errors or is otherwise defective;

(e)	acknowledges that the Company or Share Registry may reject any Participation Notice;

(f)	consents to the establishment of a DRP account on its behalf;

(g)	consents to any entitlement to a fraction of a Share produced by the calculation in rule 9(c) being dealt with in accordance with rule 9;

(h)

agrees to the appointment of the Share Registry, or any other nominee (including a broker) appointed by the Company or Share Registry, as the Participant’s agent to acquire Shares in accordance with rule 11 (and for the avoidance of doubt, the Shareholder agrees to the agent taking all steps necessary to register the Shares in the Shareholder’s name, including the execution of any share transfers required);

(i)

acknowledges that neither the Company nor the Share Registry has provided the Shareholder with investment advice, financial product advice or any securities recommendation concerning its decision to apply to participate in the DRP and that neither has any obligation to provide any such advice or recommendation;

(j)

acknowledges that neither the Company nor the Share Registry (nor any officer of the Company or the Share Registry) will be liable or responsible to the Shareholder for any loss or disadvantage suffered or incurred by the Shareholder as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP; and

(k)	unconditionally agrees to the Rules and any applicable Terms and Conditions.

14	Variation or termination of participation

(a)	Subject to any applicable Terms and Conditions, a Participant may at any time give notice to the Share Registry (using a Participation Notice) of the Participant’s decision to:

(1)	increase or decrease the number of Shares participating in the DRP; or

(2)	terminate the Participant’s participation in the DRP.

The alteration or termination takes effect in accordance with rule 19.

(b)	If a Participant increases its level of participation to Full Participation, rule 7(b) applies.

(c)	If a Participant decreases its level of participation or increases its level of participation to a level below Full Participation, rule 7(c) applies.

(d)

If a Participant dies, participation in the DRP terminates upon receipt by the Share Registry of written notice of the death. If a Participant is declared insolvent, bankrupt or is wound-up, participation in the DRP terminates upon receipt by the Share Registry of a notification of bankruptcy or winding-up from the Participant or the Participant’s trustee in bankruptcy or liquidator, as the case may be. The death, insolvency, bankruptcy or winding-up of one or more joint holders does not automatically terminate participation, provided the remaining holder or all remaining joint holders are Eligible Shareholders.

(e)

Upon termination of participation for whatever reason (including termination of the DRP under rule 16), the Company or Share Registry must, unless otherwise directed, forward to the Participant a statement of the Participant’s DRP account made out to the date of termination.

15	Reduction or termination of participation where no notice is given

(a)

Where all of a Participant’s Shares are Participating Shares and the Participant disposes of some (but not all) of those Shares, then subject to rule 14(a), the remaining Shares held by the Participant continue to be Participating Shares.

(b)

Where only some of a Participant’s Shares are Participating Shares and the Participant disposes of part of the Participant’s total holding, then the Shares disposed of are deemed not to be Participating Shares. If the number of Shares disposed of is more than the number of the Participant’s Shares not participating in the DRP, the disposal is deemed to include all the Participant’s holding not participating in the DRP, and the balance (if any) will be attributed to Participating Shares.

(c)

Where a Participant disposes of all its Shares, the Participant is deemed to have terminated participation in the DRP with respect to the holding on the date the Company registered a transfer or instrument of disposal of the Participant’s holding.

16	Variation, suspension and termination of the DRP or these Rules

(a)

The DRP or these Rules may be varied, suspended or terminated by the Company at any time by notification on the Company’s website and by notice to the ASX, LSE and/or JSE. For the avoidance of doubt, where the Company has announced that the DRP will operate in respect of a Dividend, the Company retains the discretion to suspend the DRP in respect of that Dividend at any time prior to the Dividend Payment Date.

(b)

The variation, suspension or termination takes effect upon the date specified by the Company, and the variation, suspension or termination does not give rise to any liability on the part of, or right of action against, the Company, the Share Registry or their officers, employees or agents.

(c)

If the DRP or these Rules are varied, a Participant continues to participate under the DRP and these Rules in their varied form unless the Participant terminates its participation in the DRP by submitting a Participation Notice in accordance with these Rules and/or any applicable Terms and Conditions.

(d)

If the DRP is suspended, an election as to participation in the DRP will also be suspended and all Shares are deemed to be non-Participating Shares for the purpose of any Dividend paid while the DRP is suspended.

(e)	Any suspension under rule 16(d) will continue until such time as the Board resolves to recommence or terminate the DRP.

(f)

The DRP may be reinstated, following a suspension in accordance with this rule 16, by notification on the Company’s website and by notice to the ASX, LSE and/or JSE. Upon reinstatement of the DRP, all prior elections will be reinstated and will continue to apply until a new valid Participation Notice is lodged, unless the Company determines otherwise.

17	Costs to Participants

The relevant Terms and Conditions or election form will specify any Brokerage, commission, or other transaction costs payable by a Participant. The Company may, to the extent permitted by law, apply its funds in the payment of brokerage, commission, or other transaction costs in respect of Shares Allocated under the DRP.

Unless the Board determines otherwise, Participants will be liable for any stamp duty, stamp duty reserve tax, VAT and/or South African securities transfer tax applicable in respect of shares Allocated to them under the DRP. At the date of these Rules, no stamp duty is payable under Australian law in Australia.

18	Taxation

Neither the Company nor the Share Registry (or any of their officers, employees, representatives or agents):

(a)	take any responsibility or assume any liability for, or as a consequence of, the tax liabilities of any person in connection with the DRP; or

(b)	represent or warrant that any person will gain any taxation advantage or will not incur a taxation liability or disadvantage as a result of participation in the DRP.

19	Applications and other notices

(a)

Applications and notices must be in the form prescribed by the Company or the Share Registry or as per any applicable Terms and Conditions from time to time. The Company may determine that applications and notices to the Company may be lodged electronically either through the Company’s website or that of an authorised third party (including the Share Registry). Any application or notice lodged electronically must comply with the applicable terms and conditions of the electronic lodgement facility.

(b)	Subject to rules 19(c) and (d), applications and notices are effective upon receipt by the Company or the Share Registry (as appropriate).

(c)

Unless the Board determines otherwise, applications or notices received after the Last Election Date for a Dividend are not effective in respect of that Dividend but are effective in respect of subsequent Dividends.

(d)	Without limiting rule 13(c), the Company and Share Registry have absolute discretion to:

(1)	accept or reject an application or notice which is not properly completed or signed; and

(2)	prior to acceptance, clarify with an Eligible Shareholder any instruction with respect to an application/notice in order for the application/notice to be properly completed.

(e)	The accidental omission by the Company or Share Registry to give any notice under these Rules to any Shareholder, the ASX, LSE or JSE or any other person will not invalidate any act, matter or thing.

(f)	For the purposes of this rule 19, an application or notice includes, but is not limited to, a Participation Notice.

20	General

(a)	The Share Registry will record, with respect to each Participant:

(1)	the name and address of the Participant (being the name and address in the Share Register from time to time); and

(2)	the number of Participating Shares held by the Participant from time to time.

(b)	The Share Registry’s records are conclusive evidence of the matters recorded in them and may be recorded in one or more documents.

(c)

Any power, discretion or function of the Company or Share Registry under these Rules may be exercised or undertaken by the Board, and the Board may delegate any such power, discretion or function to any person.

(d)

Any Dividend payable on Participating Shares which the Company is entitled to retain as a result of a charge or lien in favour of the Company in accordance with the Constitution, or other requirement of law, is not available for the purpose of participating in the DRP.

(e)	Subject to the Constitution and applicable law (including any applicable Terms and Conditions), the Company may:

(1)	implement the DRP in the manner the Company thinks fit; and

(2)

settle any difficulty, anomaly or dispute which may arise either generally or in a particular case in connection with, or by reason of, the operation of the DRP or these Rules as the Company thinks fit, whether generally or in relation to any Shareholder or DRP account or any Shares, and the determination of the Company is conclusive and binding on all relevant Shareholders and other persons to whom the determination relates.

(f)

Neither the Company nor the Share Registry (or any officer, employee, agent or adviser of them) is liable or responsible to any Shareholder or Participant for any loss or alleged loss or disadvantage suffered or incurred by them as a result, directly or indirectly, of any one or more of:

(1)	the establishment or operation of the DRP;

(2)	participation or non-participation in the DRP; or

(3)	any advice given with respect to participation in the DRP by any person.

(g)

The DRP, its operation and these Rules and, except to the extent provided otherwise in any applicable Terms and Conditions, any applicable Terms and Conditions are governed by the laws of the State of Victoria and each Shareholder submits to the jurisdiction of the Courts of that State and the Courts which may hear appeals from those Courts.

(h)	Despite anything else in these Rules, the Listing Rules and any applicable Terms and Conditions each prevail to the extent of any inconsistency with these Rules.

Key information about this Service

DIVIDEND REINVESTMENT PLAN TERMS AND CONDITIONS - ONLINE AND POSTAL

1.1	What Service are we providing?

We agree to allow you to participate in the BHP Group Limited dividend reinvestment plan with the opportunity to use your cash dividend to buy new Shares through a special dealing arrangement (Plan) arranged by us or a Broker, on an execution only basis. The Plan is administered in the UK by Computershare Investor Services PLC (Service) and not by the Company. We are authorised and regulated by the Financial Conduct Authority.

As a participant of the Plan you are bound by these legally binding terms and conditions. Please read them and keep them safe so you can refer to them in the future. We may change these terms and conditions, if we do so, we will let you know beforehand.

The price of Shares can go down as well as up and the income from Shares is not guaranteed. You may suffer a loss and receive back less than you originally invested. The price may even change from when you send us an instruction to trade Shares to when we receive it and are able to conclude the transaction. Remember that past performance is no guide to future performance. Please note that your order may be combined with other orders which may result in a more or less favourable price than if your instruction had been carried out separately. See the At what price will the Shares be bought and how many Shares will you receive section for further details.

1.2	How much will it cost you to use the Service?

We do not charge you any fees for joining the Plan but each time we buy Shares for you we will charge you a dealing fee of 0.75% of the total price of the Shares purchased, subject to a minimum fee of £2.50. Purchases will be subject to stamp duty reserve tax of 0.50%.

For example if we use £1000 of your cash dividend to reinvest in new Shares valued at £1 each, we will charge you a dealing fee of £7.50. In addition, £5.00 of stamp duty reserve tax will be deducted. Charges would therefore reduce the number of Shares purchased from 1000 to 987. However if we use £300.00 or less of your cash dividend to reinvest in new Shares then we will still charge you our minimum fee which would be £2.50 in addition to stamp duty reserve tax.

We will deduct these amounts from your cash dividends before buying the Shares. You may request an itemised breakdown of total costs and charges. We will not pay the Broker a fee for providing its service to us. Please see the What are our Costs section for further information on our charges.

1.3	Are we providing you with any advice?

We will not provide you with any investment, taxation or legal advice, or advice on whether or not the transaction is right for you. We will not assess the suitability or appropriateness of any product, service or transaction and we will not recommend or invite you to sell, buy, transfer or hold Shares. You will not benefit from the protection of the FCA Rules on assessing appropriateness.

It is your responsibility to make sure the Service is right for you and you may wish to seek independent professional advice before using it.

1.4	How do you contact us?

You can contact us by e-mail at web.queries@computershare.co.uk or post. You can also telephone us on 0344 472 7001 between 08:30 to 17:30 (GMT) on Business Days. The Contacting Each Other section has further details.

1.5	How do you keep your personal information up to date?

When we contact you we will use the most recent contact details we have for you on our records. You may create an online account at www.investorcentre.co.uk. Where we make a payment to you, for example if there is a cash surplus when you leave the Plan, we will either:

•	send a cheque to the most recent address we have for you on our records;

•	use the bank account details we have for you on our records; or

•	make payment electronically via CREST (if applicable).

It is your responsibility to keep your log in details secure. You must tell us if you change your contact details or your bank account. You can log in to your online account and update your personal details at any time.

1.6	What happens if you are unhappy with the Service?

We will always aim to provide the Service with reasonable care and skill. If you are not happy with any aspect of the Service, please contact us. The Complaints and Compensation section has further information. Please note that we limit our liability to you under these terms and conditions. Further information is contained in the Limits on our Liability section.

List of technical words used in these terms and what they mean

When a word appears in these terms that starts with a capital letter, check to see if it appears in the list of defined terms below for its specific meaning.

“Broker”	means the stockbroker or Market Maker who we use from time to time in order to execute your instructions;

“Business Day”	means any day on which the London Stock Exchange (LSE) is open for business;

“Business Hours”	means the hours within any day during which the LSE is open for normal business;

“Company”	means the company whose Shares may be reinvested under these terms;

“Company’s Record Date”	means the date determined by the Company as the date on which a Shareholder must appear on its register as the owner of the Shares in order to be entitled to a dividend;

“Costs”	means our fees, commission or any other charges payable on the purchase of Shares;

“CSD”	means a central securities depository which is a computer-based system enabling securities to be held and transferred electronically. The relevant CSD in the UK is CREST;

“FCA”	means the Financial Conduct Authority;

“FCA Rules”	means the rules, guidance and principles set out in the FCA handbook;

“First Dividend Payment Date”	means the first date following a Company’s Record Date on which dividends are paid;

“Market Maker”	means the broker-dealer firm which buys shares and makes shares available to purchase at published prices in order to facilitate trading;

“Second Dividend Payment Date”	means the next date on which dividends are paid following the First Dividend Payment Date;

“Shares”	means depositary interests each representing one ordinary share which are a unit of share capital issued by the Company;

“us”, “we”, “our” or “Computershare”	means Computershare Investor Services PLC (Company No: 3498808) whose registered address is The Pavilions, Bridgwater Road, Bristol, BS13 8AE, Financial Services Register No. 188534; and

“you”	means the person holding an interest in the Shares.

Interpretation We have referred to some statutes, regulations or other rules. References to them include references to them as amended or replaced from time to time. Where we have referred to a time of day this means UK time, unless we say otherwise. Where we start a phrase with the words ‘including’ or ‘include’, the phrase is to be construed as illustrative only and does not limit the sense of the words preceding those terms.

How the Plan will operate

2.	Who may participate in the Plan?

2.1

As the UK is no longer a member of the European Union it is not possible for residents in the European Economic Area to participate in the Plan. If we find out that you are subject to laws, procedures or regulations of a country outside the UK which does not allow you to participate in the Plan, you may not be permitted to benefit from the Service and we may cancel your participation in the Plan.

3.	How do you join the Plan?

3.1

If you would like to join the Plan, please complete the online form at www.investorcentre.co.uk or, complete, sign and return the election form to us. If you do not have an election form please contact us. If you are a CREST member or sponsored by a CREST member and you wish to participate in the Plan you must submit your election using the CREST system. Further details are contained in the CREST Procedures section.

3.2

If you have more than one shareholding in the Company that you want included in the Plan then you should complete a separate form for each shareholding. If you would like to combine your shareholdings in the Company please contact us. If your Shares are held jointly with others and you are joining the plan online, you must confirm that you have obtained the consent of all other joint shareholders to use the Plan before you are able to join. If you are using an election form, it must be signed by all joint shareholders. We must receive your application before the close of business on the dividend reinvestment election date, as advised by the Company from time to time. Any applications we receive after that date will apply to the next dividend payment, if there is one.

3.3

If you have not completed the application properly, we may request further information from you or ask you to complete the form correctly. We will not accept any forms sent by fax, e-mail or telephone instruction or a photocopied form.

3.4	If we decide not to accept a particular instruction, we will notify you in writing as soon as we reasonably can.

3.5

By joining the Plan, you instruct us to reinvest all future dividends from your Shares until you notify us of your intention to withdraw from the Plan or we suspend or terminate the Plan. However, if you hold your Shares in uncertificated form in CREST the CREST Procedures section of these terms and conditions will apply.

4.	Can you join the Plan with just some of your Shares?

4.1	If you choose to participate in the Plan all the Shares you hold in the Company falling under a single shareholder reference number will be included within the Plan.

4.2

Where you are a corporate shareholder or you are acting on behalf of more than one beneficial owner, (e.g. a nominee arrangement) we may allow part of your shareholding to apply to the Plan. A cash dividend will be paid on the balance of the Shares not included in the Plan. This instruction will not be applied to future dividends.

5.	How does the Plan work?

5.1

We will use the cash dividend paid to you by the Company to buy new Shares in the Company. We will buy as many whole Shares as possible from the proceeds of each cash dividend. Purchases are made on or as soon as reasonably practicable after each dividend payment date. The Plan may not be available for a particular dividend and where the Plan is not available, cash dividends will be paid.

5.2	We must receive your election form before the close of business on the dividend reinvestment election date, as advised by the Company from time to time.

5.3

When we execute your instruction we are irrevocably and unconditionally appointed to act as your agent. We will then carry out your instructions as your agent, which means that we will have your authority to sign, complete and deliver any transfer form or other document, or do anything else which we think is necessary to carry out your instructions.

5.4

Where we hold a cash-balance for you at the end of a quarter we will send you a statement which may be included with an advice note. We will continue to send you a statement on a quarterly basis (i.e. at regular intervals not less than four times a year) for as long as we hold a cash-balance for you. You may request statements more frequently, but we may charge you for providing these.

6.	What are our Costs?

Refer to the Key Information section for further details

6.1	Our Costs are set out in the Key Information section.

6.2

Where the Key Information section states that we will pay the Broker a fee for providing its service to us, such fee will be taken from the fee we charge you. If you would like further information on this arrangement please contact us using the details in the Contacting Each Other section.

6.3	Where the Key Information section states that purchases are subject to stamp duty reserve tax, it will be deducted at the time your Shares are purchased.

6.4

All applicable UK Value Added Tax (“VAT”) on our fees, commissions and charges is payable by you to us. All our fees, commissions and charges are inclusive of any applicable VAT unless specifically stated otherwise. Our dealing fees are exclusive of VAT, but currently no VAT is applicable to these fees. If that situation changes in the future we will charge you VAT without notifying you beforehand.

6.5	If we provide you with any information, ancillary services or other services not mentioned in these terms and conditions, we may write and ask you to pay for that service or information.

6.6

Where we are required to make a change to the Service due to a change in applicable law or regulations, we may amend the Plan without giving you any notice, and will inform you in writing of the change as soon as we can. In all other cases, we will notify you in writing at least 20 Business Days in advance of any proposed new charge or before we increase our charges.

6.7	We may increase our charges for any reason, which may include:

(a)	increases in inflation;

(b)	changes in interest rates;

(c)	increases in our running costs of the Plan;

(d)	increases in our running costs of the Service;

(e)	additional charges imposed by parties we work with in connection with the provision of the Plan;

(f)	alterations in the provision of the Service being provided; and/or

(g)	tax or legal changes.

7.	What happens if you buy or sell Shares?

7.1

If you buy more or sell some (but not all) of your Shares, the Plan will continue to apply to the Shares from your increased or decreased shareholding. If you sell all of your Shares, there will be no dividend entitlement and your participation in the Plan will end unless you are a CREST participant in which case the CREST Procedures section of these terms and conditions will apply. Any cash surplus will be returned to you, please see the Cash Surplus on leaving the Plan section for more information.

7.2	If you sell your Shares on or after a specific date (known as the ex-dividend date) it will be you, rather than any buyer of your Shares who will remain entitled to that dividend.

8.	At what price will the Shares be bought and how many Shares will you receive?

8.1

On payment of a dividend by the Company, we will pool your cash dividends with the cash dividends of all other Plan participants. We will follow the instructions you give us on our website and your election form, or via the CREST system. We will instruct the Broker to buy as many whole Shares from the pooled cash dividends after the Broker deducts our dealing fee and any applicable stamp duty reserve tax. The pooled monies will be used to pay for the completed trades when payment becomes due.

8.2

When you instruct us to deal with your Shares we will take reasonable care in appointing a Broker to carry out your instructions from our panel of approved Brokers, listed in our Order Handling Policy. We and the Broker will then take reasonable steps to obtain the best possible results for you. Through the appointed Broker, we will execute your orders through the execution venues as listed in our Order Handling Policy which you can access on our website or by writing to us at The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom. In deciding which execution venue to use we and the Broker will focus on a number of factors, primarily price, but also the likelihood of concluding the transaction, size of your order, nature of stock, speed of settlement, market volume, market impact and transaction venue. Information on our top five execution venues from the previous year is available on our website. The Broker will normally carry out your instructions in regulated markets, organised trading facilities or multi-lateral trading facilities. However to obtain the best result for you the Broker may decide to carry out your instructions outside of these regulated markets, for example where the Broker carries out your instructions with a Market Maker or matches your instructions with instructions received from another client.

8.3	By using the Service you expressly agree that the Broker may use a venue that is not a regulated market, an organised trading facility or a multilateral trading facility.

8.4

We may combine your order with orders received from other clients using the Service. The Broker may combine your order with orders received from their other clients. This may result in a more or less favourable price than if your instruction had been carried out separately. Where the Broker executes a number of instructions for us then it may average the price obtained for all the orders if different instructions were dealt at different prices.

8.5	Where the overall transaction is above a certain size then we may need two UK Business Days (or more) to process it.

8.6

When you instruct us to deal for you, there may be occasions when we are unable to complete a transaction. When this happens you agree that we may carry out further trades to complete the transaction you originally instructed. We will act in compliance with our Order Handling Policy in order to correct any errors.

8.7

We and the Broker have to get you the best price reasonably available when we buy your Shares. We or the Broker may therefore sometimes delay a purchase of Shares for several Business Days if we think that is in your best interests.

8.8	You agree that you can only use the Service in accordance with the Company’s share dealing Policy, available upon request from the Company.

8.9

Where trading in the Company’s Shares is halted or suspended we will not be able to process any outstanding instructions you have given us until trading resumes. In the meantime we will treat your money in the same way as described in the What happens when money is left over after Shares have been bought section. We accept no responsibility for the impact that any such suspension may have on the price we may then have to buy the Shares for.

8.10	We and the Broker check that the correct number of Shares have been purchased. We will only treat the purchase of new Shares as complete and properly executed when we have:

(a)	determined the total number of Shares purchased;

(b)	received and allocated the Shares;

(c)	carried out the necessary internal audit procedures; and

(d)	received the printed confirmation note from the Broker.

8.11

Depending on the nature of the trade, this process can take up to 14 Business Days. The prices at which the Shares are purchased may vary between transactions, but we will calculate the average price across all Shares of the Company which have been purchased as part of this trade to ensure that all Plan participants receive the same share price. This may operate to your advantage or disadvantage.

8.12

When we are satisfied that the purchase of Shares are complete and properly executed we will send an advice note to the address of the first named shareholder setting out the number of Shares purchased, the Costs that have been charged and any other commission or charges.

8.13	We will send you the advice note by post within one Business Day of the Broker confirming the purchase to us. If you are a CREST member you may also be notified via the CREST system.

8.14

The Broker we use to execute your instructions is chosen in accordance with our Broker Selection Policy. We will only select Brokers whose stated Policy is to obtain the best possible result for you. Our Order Handling Policy identifies factors affecting the carrying out of client instructions by the Broker. You agree that you are legally bound by our Order Handling Policy. Both Policies are available on our website, alternatively please contact us if you would like copies. If you would like additional information on how we review our Order Handling policy and arrangements with the brokers on our approved panel, please contact us.

9.	What happens when money is left over after Shares have been bought?

9.1

Only whole Shares can be bought under the Plan so there will usually be a cash surplus left (insufficient to buy another whole Share). This cash surplus will be carried forward and held in a client money account under the FCA Rules. The cash surplus will be added to future cash dividends for reinvestment in the Company’s Shares. All advice notes we send to you will include a statement of any cash surplus.

10.	What if there is a cash Surplus when you leave the Plan?

10.1	If you leave the Plan, you will be paid any cash surplus that we have collected for you. We will treat you as leaving the Plan if:

(a)	you cancel or withdraw from the Plan;

(b)	you sell or transfer all of your Shares and do not purchase more Shares under the same Shareholder Reference Number prior to the next dividend record date;

(c)	you request that we pay to you any cash surplus that would otherwise be carried forward for reinvestment;

(d)	we receive proper notice of your bankruptcy, mental incapacity or death;

(e)

you are a shareholder which is a corporate entity and we receive proper notice that you have become insolvent, been placed in administration or are the subject of similar proceedings and as a result we determine it is appropriate for you to cease to be a Plan participant;

(f)	the Company has become insolvent, been placed in administration or is the subject of similar proceedings and we determine it is appropriate for you to cease to be a Plan participant as a result;

(g)	the Plan is terminated, suspended or withdrawn for any reason; or

(h)	you cease to be a Plan participant for any other reason.

10.2	If we treat you as having left the Plan, we will return any money to you:

(a)	on the First Dividend Payment Date if you leave before the Company’s Record Date; or

(b)	on the Second Dividend Payment Date if you leave on or after the Company’s Record Date.

11.	Our right to end the Plan

11.1

We and the Company reserve the right to suspend or terminate the Plan at any time. When exercising this right, we will try to ensure you are provided with notice before such suspension or termination takes place.

12.	Your right to cancel or withdraw from the Plan.

12.1

Cancellation rights – if you want to cancel your participation in the Plan, you should notify us within 14 Business Days from the date we receive your election form (the Cancellation Period). You will lose the right to cancel the Plan, if during the Cancellation Period, you make a request for us to reinvest your cash dividend. We need to know the number of participants in the Plan on the dividend reinvestment date and we refer to this date as the Cut-Off Date. If you choose to submit your election form to us at a time which would result in your Cancellation Period expiring on or after the Cut-Off Date, we will treat you as having instructed us to reinvest your cash dividend during the Cancellation Period. If we do not receive a notice of cancellation from you prior to the Cut-Off Date, you will lose your cancellation rights for that dividend. Any notice of cancellation received after the Cut-Off Date will only take effect from the next dividend payment date.

12.2

Withdrawal – If you decide to withdraw from the Plan, you must let us know in writing. You can withdraw at any time provided that your notice to withdraw from the Plan is received before the Cut-Off Date (if you do not want that dividend reinvested in Shares).

12.3	If you make an online request for your cash surplus to be returned, this will be treated as a notice that you wish to withdraw from the Plan.

12.4

If we receive notice of your death, bankruptcy or mental incapacity (or, in the case of a corporate shareholder, your insolvency, administration or similar proceedings) your participation in the Plan will stop unless the Shares are held jointly with others in line with our Policies and procedures. For further information please contact us.

13.	CREST Procedures

Please read this section if you are a CREST Member

13.1

If you hold your Shares in uncertificated form in CREST and you wish to receive the Services you must comply with the CREST procedures. If you elect via CREST you confirm that you agree to receive the Service in line with these terms and conditions, and you appoint us as your agent to arrange the purchase of Shares.

13.2	If we buy Shares for you, these will be credited to your CREST member account unless we or the Company decides that the Shares should be issued by certificate.

13.3

You may only remove an election which has been made via CREST by following the CREST procedure set out in the CREST Manual, unless we or the Company agrees another form of removal (which we notify to you in writing). If your holding is reduced to zero, any future Shares you acquire will be subject to the previous election, unless you change it.

13.4

We recommend that you input any messages to delete an election at least 24 hours in advance of the deadline to give us and the Company sufficient time to accept the deletion. There is no facility to amend an election which has been made by Dividend Election Input Message. If you wish to change your election details you must first delete the existing election and then input a Dividend Election Input Message with the required new details.

General information

1.	Limits on our Liability

1.1	We will provide the Service with reasonable care and skill.

1.2

We are not liable for losses unless they are foreseeable by each of us at the time we enter into an agreement governed by these terms and conditions and are caused by our breach of these terms and conditions, negligence, wilful default or fraud.

1.3	We are not liable for losses or expenses suffered by you that are caused by:

(a)	your failure to obey the law;

(b)	third parties (which for this purpose includes banks and custodians and CSDs but otherwise excludes our own sub-contractors) subject to the provisions of these terms and conditions;

(c)	documents getting lost or delayed in the post;

(d)	delays over the internet before your communication reaches our website;

(e)	your online communication being intercepted or hacked before it reaches our website;

(f)	any planned maintenance that we have to carry out which will normally take place outside Business Hours;

(g)	fraudulent instructions;

(h)	us acting on your instructions; and/or

(i)	unclear instructions.

1.4	We are not liable for any indirect losses or consequential loss of any kind and in any event we are not liable for:

(a)	loss of opportunity (including investment opportunity);

(b)	loss of potential future income, revenue, or increase in value;

(c)	loss of income including interest;

(d)	loss of goodwill;

(e)	loss of anticipated savings; or

(f)	any wasted time,

whether they amount to direct or indirect loss.

1.5

Our maximum aggregate liability to you arising in connection with the Service shall not exceed the total value of the dividend payments we receive on your behalf for reinvestment in the 12 month period immediately before you first issue a claim against us, or if you have left the Plan at that point, in the 12 month period immediately before you left the Plan, or if higher the total fees you have paid us for using the Service since you joined the Plan. The maximum liability will cover the aggregate of all losses, costs, interest and expenses whether arising under contract, tort (including negligence) or otherwise suffered by you or any other party in connection with the Service we provide to you. This liability cap shall apply to all claims you make while you are a participant of the Plan and after you have left the Plan.

1.6	Nothing in these terms and conditions excludes or limits in any way our liability for:

(a)	death or personal injury caused by our negligence;

(b)	fraud or fraudulent misrepresentation; or

(c)	any other matter for which it would be illegal or unlawful for us to exclude or limit or attempt to exclude or limit our liability.

1.7

We shall not be responsible for delays or failure to perform the Service due to circumstances beyond our reasonable control which may include for example market-conditions, halts on trading in a market, power failures or natural disasters. Where we do suffer such delays we will try to resume the Service as soon as reasonably possible.

1.8

Where we have sent you details on how to access your account online it is your responsibility to keep these details secure. So if you suspect that any of these details have been obtained by anyone else you must tell us immediately, or you will be liable for any fraudulent instructions that we may receive as we will always accept any instructions as valid if they contain these details. If you have any doubt about an instruction you should telephone us immediately.

1.9	You accept responsibility for all instructions you send to us or arrange to be sent to us on your behalf.

2.	Contacting Each Other

2.1

If you want to contact us then you may do so using the details in the Key Information section or by writing to us at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ. We will normally contact you by email if we have your email address, otherwise we will use the post.

2.2	When we send you a communication we will treat it as received by you if:

(a)	delivered by hand or courier, on delivery;

(b)	sent by UK domestic post, two Business Days after sending;

(c)	sent by international post (outside the UK), five Business Days after sending; and

(d)	delivered by email or via our website, immediately.

2.3

We provide these terms and conditions in English and we will only communicate with you in English when providing the Service. If we translate these terms and conditions into another language they should be treated as being informative only. We will only be bound by the English version of these terms and conditions which govern the Service.

3.	General

3.1	In performing the Service we may on occasion employ agents to carry out certain activities. Before doing so we will satisfy ourselves that they are able to do the job we are asking them to do.

3.2

We will not do anything which we think would or might break any relevant laws, rules, regulations or codes, or risk exposing us to criticism for behaving improperly or not acting in accordance with good market practice.

3.3

When we provide you with the Service you agree that we can hold your money in a UK bank chosen by us. Under the law that will apply, we will not be responsible for anything a UK bank does or fails to do with your money. The money will be held in a separate pooled client money bank account together with other clients’ monies but separate from our money. You will still have the same rights to your money. The account will be governed by the FCA Rules on client money. All money belonging to clients will be held on trust for the sole benefit of clients. We will not pay interest on monies we hold for you. If the bank becomes insolvent we will try to recoup your money on your behalf. If there is a shortfall in the money held in the client money account, all clients will share any shortfall proportionately. In this situation you may not recover all your money. You may then be able to make a claim under the Financial Services Compensation Scheme (FSCS). Sometimes, in exceptional circumstances, it may be necessary for us to hold your money in a bank based outside of the UK, (for example, to facilitate payments to you if you are based outside the UK). If so, we will take all reasonable steps to protect your money in line with local laws, which may be different from the laws in the UK. Your rights if the bank becomes insolvent may be reduced in this instance.

3.4

If we hold your money and there has been no movement in your balance for at least six years, other than for charges we may have levied, we may remove this money from the client money bank account and donate it to a registered charity of our choice. You may later claim this sum of money back from us, but you will not be entitled to claim any interest on it. We will let you know at least 28 days before we do this by writing to you at the last email or postal address we have for you. Where the amount is no more than £25 (or equivalent) and you fail to claim it before the 28 day notice period expires we will donate the money without attempting to contact you again. If the amount is more than £25 (or equivalent) after the 28 day notice period expires, we will make at least one further attempt to contact you using other means, before donating the money to charity.

3.5

If we move all or part of our business to another provider, after the move is complete we will no longer hold your money in the client money bank account. We will exercise due skill, care and diligence in assessing whether the provider that we are transferring your client money to will follow the requirements of the FCA Rules or apply adequate equivalent measures to protect your client money.

3.6

Where we owe you money we will round down the monies payable to the nearest penny. Where you owe us money we will round it up to the nearest penny. In each case we will keep the difference for our own benefit.

3.7	These terms and conditions and the Service are governed by the laws of England. You agree that any action must be brought in an English Court.

3.8

You lose your entitlement to any benefit associated with your Shares, such as a dividend payment, on the day your Shares are sold which will be before the Shares are registered with the new owners. If you receive such a benefit after your Shares are sold you may have to transfer it to the new owners of the Shares. If we become aware of such a claim when we have received the money from selling your Shares then we will account for it to the new owner of the Shares and may deduct the same amount from the proceeds of the sale.

3.9

We may withdraw the Service from you immediately due to a change in law or because we find out that you are not entitled to participate in the Service under local laws. We will settle any outstanding instructions from you before we do this, in so far as we are permitted to do so by law.

3.10

In offering the Service we will treat you as a “retail client”. As a retail client you are protected by the FCA Rules and you may be eligible for compensation under the FSCS, as described further in the Complaints and Compensation section.

3.11

Conflicts of interest which may be detrimental to you, may arise between us, our agents, our other corporate clients, our employees and those who use this service. We will make every effort to identify and prevent such conflicts. Where this is not possible, we will manage and mitigate the conflicts. Where we cannot prevent, manage or mitigate such conflicts we will disclose details to you. You may obtain a copy of our Conflicts of Interest Policy, which we update regularly, on our website or you may request a copy by writing to us at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom.

3.12	Only you or us have any right to enforce these terms and no third party has any right to enforce any of the terms by virtue of the Contracts (Rights of Third Parties) Act 1999.

3.13

If you owe us money we may deduct the amount that you owe to us from any amounts that we owe to you. If you owe us money we may sell enough of your Shares to recover our own costs, even if this means we sell your Shares at a loss and/or you suffer any tax liability as a result. We may also offset any monies due to you against any monies you owe us. If we plan to sell your Shares we will let you know one month before we do so. However even if we do or we offset any sums of money you may owe us, we still reserve the right to go to court to recover any outstanding monies you may owe us.

3.14	If any of these terms and conditions is found to be unfair we will not be able to rely upon it. However, that will not have any impact on the other terms and conditions which will remain in force.

3.15

You may not use this Service in a country where it would either be illegal to do so or would require us to observe regulatory procedures or legal formalities in addition to those required in England and Wales.

3.16

We will notify you when we change these terms and conditions and if we make any changes that are to your material disadvantage, we will give you not less than twenty Business Days’ notice before such change becomes effective, and you will be able to withdraw from the Service.

3.17	We may change these terms and conditions without telling you beforehand if we need to change them because the law or regulation changes.

4.	Data Protection

4.1

In order to provide the Service to you we need to use your personal information. We may also transfer your personal information to other countries which have different data protection laws. We will only do this if we are satisfied that there are adequate safeguards in place to protect your personal information.

4.2

For full details about how we use and share your personal information please see our Privacy Policy, which is available on our website or you may request a copy by writing to us at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom. The Privacy Policy also explains your rights in relation to your personal information and how you can exercise them.

5.	Complaints and Compensation

5.1

If you are dissatisfied with the Service we have provided you or wish to receive a copy of our complaints procedure please write to us or find a copy of our complaints procedure on our website. If we cannot resolve your complaint, you may refer it to the Financial Ombudsman Service, Telephone: +44 (0)800 023 4567 (free from UK landlines) or 0300 123 9123 (from UK mobiles) or at www.financial-ombudsman.org.uk.

5.2

Under the FSCS you may be entitled to compensation if we cannot meet our financial obligations. You may be covered for up to 100% of the first £85,000 (or equivalent) of your investments (i.e. a maximum of £85,000 per person). Where we hold your money in a client bank account and the relevant UK approved bank becomes insolvent, you may be covered under the FSCS for up to £85,000 of the money on deposit with that bank. Details about our external banking partners are available on request. These amounts may be subject to change. Where we are required to hold your client money in a jurisdiction outside the UK, your rights in the event of insolvency may be reduced. Further details of your rights under the FSCS can be found here: www.fscs.org.uk.

Computershare Investor Services PLC is authorised and regulated by the Financial Conduct Authority, Registered Office: 12 Endeavour Square, London, E20 1JN. Computershare Investor Services PLC is on the Financial Conduct Authority Register with registration number 188534. Computershare Investor Services PLC is registered in England & Wales, Company No. 3498808, Registered Office: The Pavilions, Bridgwater Road, Bristol, BS13 8AE. The main business of Computershare Investor Services PLC is the provision of share registry and shareholder services.

BHP Group Limited (South African branch register)

Dividend Reinvestment Plan Terms and Conditions

List of technical words used in these terms and what they mean

When a word appears in these terms that starts with a capital letter, check to see if it appears in the list of defined terms below for its specific meaning.

“Broker”	means the stockbroker or Market Maker who Computershare uses from time to time in order to execute your instructions;

“Business Day”	means any day on which the Johannesburg Stock Exchange (JSE) is open for business;

“Company”	means BHP Group Limited;

“Computershare”	means Computershare Investor Services Proprietary Limited (Registration No: 2004/003647/07) whose registered address is Rosebank Towers, 15 Biermann Avenue, Rosebank, 2196; and

“Costs”	means Computershare’s fees, commission or any other charges (including brokerage, levies and taxes) payable on the purchase of Shares;

“CSD”	means a central securities depository which is a computer-based system enabling securities to be held and transferred electronically. The relevant CSD in South Africa is STRATE;

“Dividend Payment Date”	means date on which cash dividends are paid;

“FAIS”	means the Financial Advisory and Intermediary Services Act No 37 of 2002;

“FSB”	means the Financial Services Board;

“Market Maker”	means the broker-dealer firm which buys shares and makes shares available to purchase at published prices in order to facilitate trading;

“Plan”	the Company’s dividend reinvestment plan, which provides the Company’s eligible shareholders with an opportunity to reinvest their cash dividend to purchase additional shares (or equivalent interests) in the Company through a special dealing arrangement as governed by the Rules (including these Terms and Conditions as applicable), as varied from time to time;

“Rules”	means the rules governing the operation of the Plan as offered to the Company’s eligible shareholders, as amended from time to time;

“SA Plan Participants”	means holders of Shares who are eligible to participate in the Plan and elect to do so, in each case in accordance with the Rules and these Terms and Conditions;

“Shares”	means beneficial entitlements, each to a fully paid ordinary share in the capital of the Company being a unit of share capital issued by the Company, credited to your Central Securities Depository Participant or broker’s account;

“STRATE”	means Strate Limited, a private company incorporated in South Africa as an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, with registration number 1998/022242/07;

“Terms and Conditions”	means these terms and conditions, as amended from time to time, which (in case of any conflict, inconsistency or divergence with the Rules) govern the operation of the Plan in respect of participants holding Shares in uncertificated form in STRATE. For the avoidance of doubt, these Terms and Conditions are “Terms and Conditions” for the purposes of, and as contemplated by, the Rules; and

“you”	means the person holding the Shares.

Interpretation

Statutes, regulations or other rules have been referred to in these terms. References to them include references to them as amended or replaced from time to time. Where reference is made to a time of day, this means South African time, unless otherwise specified. Where a phrase starts with the words ‘including’ or ‘include’, the phrase is to be construed as illustrative only and does not limit the sense of the words preceding those terms.

1.	Introduction

1.1	These Terms and Conditions are “Terms and Conditions” for the purposes of, and as contemplated by, the Rules. These Terms and Conditions apply to holders of Shares (as defined herein) only.

1.2

The Plan is administered in South Africa by Computershare for and on behalf of the Company in accordance with the Rules and these Terms and Conditions. Computershare is authorised as a Financial Services Provider in terms of FAIS and regulated by the FSB.

1.3

As a SA Plan Participant you are bound by these legally binding terms and conditions. Please read them and keep them safe so you can refer to them in the future. The Company may change these terms and conditions, if it does so, you will be informed beforehand.

1.4

Computershare will not provide you with any investment, taxation or legal advice, or advice on whether or not the Plan is right for you. Computershare will not assess the suitability or appropriateness of any product, service or the Plan and Computershare will not recommend or invite you to sell, buy, transfer or hold Shares.

1.5	It is your responsibility to make sure the Plan is right for you and you may wish to seek independent professional advice before using it.

1.6

For the avoidance of doubt, you shall have no entitlement to participate in the Plan unless and until you confirm as such in respect of each dividend declared by the Company. Such confirmations are not valid unless communicated in accordance with any specified instructions and deadlines. Such confirmations will be requested by your CSDP/broker/custodian and are not valid unless transmitted to the Company (or the administrator of the Plan for SA Plan Participants on its behalf) through STRATE.

2.	Who may participate in the Plan?

2.1

If you are subject to laws, procedures or regulations of a country outside South Africa which does not allow you to participate in the Plan, you may not be permitted to participate in the Plan and Computershare may cancel your participation in the Plan.

3.	How do you join the Plan?

3.1

If you wish to participate in the Plan you should submit your election directly to your CSDP/broker/custodian. Your election must be communicated in accordance with any instructions and deadlines specified by your CSDP/broker/custodian and, failing that, in accordance with usual practice. Any election will be applied in respect of the specified dividend only. For the avoidance of doubt, your election is made on an individual basis in respect of the Plan’s operation for the individual dividend declared by the Company and not on an evergreen basis for the Plan’s operation in respect of any and all dividends declared by the Company.

3.2

If you have more than one shareholding in the Company that you want included in the Plan then you should instruct your CSDP/broker/custodian in respect of each shareholding. If you would like to combine your shareholdings in the Company please contact your CSDP/broker/custodian. If your Shares are held jointly with others and you are joining the Plan, you must confirm that you have obtained the consent of all other joint shareholders to use the Plan before you are able to join. Your CSDP/broker/custodian must receive your application by the date as advised to you by your CSDP/broker/custodian.

4.	Can you join the Plan with just some of your Shares?

4.1	You can choose to participate in the Plan in respect of all or any of the Shares you hold in the Company.

4.2

Where you are a corporate shareholder or you are acting on behalf of more than one beneficial owner, (e.g. a nominee arrangement) Computershare will allow part of your shareholding to apply to the Plan. A cash dividend will be paid on the balance of the Shares not included in the Plan. This instruction will not be applied to future dividends.

5.	How does the Plan work?

5.1

Computershare will use the net cash dividend paid to you by the Company to buy new Shares in the Company. Computershare will buy as many whole Shares as possible from the proceeds of each cash dividend. Purchases are made on or as soon as reasonably practicable after each Dividend Payment Date. The Plan may not be available for a particular dividend and where the Plan is not available, cash dividends will be paid.

5.2

When Computershare executes your instruction, Computershare is irrevocably and unconditionally appointed to act as your agent. Computershare will then carry out your instructions as your agent, which means that Computershare will have your authority to sign, complete and deliver any transfer form or other document, or do anything else which Computershare thinks is necessary to carry out your instructions.

6.	What are the Costs?

6.1

There is no charge for joining or leaving the Plan. However, to cover the Costs of buying shares on your behalf and running the Plan, each time Computershare buys Shares for you under the Plan, Computershare will charge you a dealing fee of 1% of the cash dividend amount (net of any applicable Dividend Tax).

6.2	The Broker fees incurred by Computershare are included in the 1% dealing fee.

6.3	Where purchases are subject to securities transfer tax, it will be included in the 1% dealing fee that is deducted before placing the purchase on the market.
6.4

All applicable South African Value Added Tax (“VAT”) on Computershare’s fees, commissions and charges is included in the 1% dealing fee that is deducted before placing the purchase on the market. All Computershare’s fees, commissions and charges are inclusive of any applicable VAT unless specifically stated otherwise.

6.5

Where Computershare or the Company is required to make a change to the Plan due to a change in applicable law or regulations, Computershare or the Company may amend the Plan without giving you any notice, and will inform you in writing of the change as soon as practicably possible. In all other cases, Computershare will notify you in writing at least 20 Business Days in advance of any proposed new charge or before Computershare increase their charges.

6.7	Computershare may increase their charges for any reason, which may include:

(a) increases in inflation;

(b) changes in interest rates;

(c) increases in Computershare’s running costs of the Plan;

(d) increases in Computershare’s running costs in the administration of the Plan;

(e) additional charges imposed by parties who Computershare works with in connection with the provision of the Plan;

(f) alterations in the provision of the Service being provided; and/or

(g) tax or legal charges.

7.	What happens if you buy or sell Shares?

7.1	If you buy Shares on or before “the last day to trade cum dividend on the Johannesburg Stock Exchange”, you will be entitled to participate in the Plan. You are required to hold an account through a CSDP/broker/custodian to participate in buying additional Shares or selling. If you buy more or sell some (but not all) of your Shares, you will continue to be eligible to participate in the Plan in respect of your increased or decreasing shareholding. If you sell all of your Shares, there will be no dividend entitlement and you will not be eligible to participate in the Plan.

7.2	If you sell your Shares on or after the ex-dividend date, it will be you, rather than any buyer of your Shares, who will remain entitled to that dividend and participation in the Plan.

8.	At what price will the Shares be bought and how many Shares will you receive?

8.1

On payment of a dividend by the Company, Computershare will pool your net cash dividends with the cash dividends of all other SA Plan Participants. Computershare will follow the instructions you give them via the STRATE system. Computershare will instruct the Broker to buy as many whole Shares from the pooled cash dividends. The pooled monies will be used to pay for the completed trades when payment becomes due.

8.2

When you instruct Computershare to deal with your Shares, Computershare will take reasonable care in appointing a Broker to carry out your instructions from Computershare’s panel of approved Brokers. Computershare and the Broker will then take reasonable steps to obtain the best possible results for you.

8.3

Computershare will combine your order with orders received from other SA Plan Participants. The Broker will combine your order with orders received from the other clients. This may result in a more or less favourable price than if your instruction had been carried out separately. Where the Broker executes a number of instructions for Computershare, then Computershare will average the price obtained for all the orders.

8.4	Where the overall transaction is above a certain size then Computershare may need ten South African Business Days (or more) to process it.

8.5

There may be occasions when Computershare is unable to complete a transaction within this timeframe. When this happens you agree that Computershare may carry out further trades to complete the transaction you originally instructed.

8.6

Computershare and the Broker have to get you the best price reasonably available when they buy your Shares. Computershare or the Broker may therefore sometimes delay a purchase of Shares for several Business Days if they think that is in your best interests.

8.7

Where trading in the Company’s Shares is halted or suspended Computershare will not be able to process any outstanding instructions you have given Computershare until trading resumes. In the meantime Computershare will treat your money in the same way as described in the “What happens when money is left over after Shares have been bought” section. Computershare accepts no responsibility for the impact that any such suspension may have on the price Computershare may then have to buy the Shares for.

8.8

Computershare and the Broker check that the correct number of Shares have been purchased. Computershare will only treat the purchase of new Shares as complete and properly executed when Computershare has:

(a) determined the total number of Shares purchased;

(b) received and allocated the Shares;

(c) carried out the necessary internal audit procedures; and

(d) received the printed confirmation note from the Broker.

8.9

Depending on the nature of the trade, this process can take up to 10 Business Days. The prices at which the Shares are purchased may vary between transactions, but Computershare will calculate the average price across all Shares of the Company which have been purchased as part of this trade to ensure that all SA Plan Participants receive the same share price. This may operate to your advantage or disadvantage.

8.10	You will be notified by your CSDP/broker/custodian of any changes on your account.

9.	What happens when money is left over after Shares have been bought?

9.1

Only whole Shares can be bought under the Plan so there will usually be a cash surplus left (insufficient to buy another whole Share). This cash surplus (left over money) will be paid out. No funds will be carried forward.

10.	Right to end the Plan

10.1

Computershare and the Company reserve the right to suspend or terminate the Plan at any time. When exercising this right, Computershare will try to ensure you are provided with notice before such suspension or termination takes place.

11.	STRATE Procedures

11.1

If you wish to participate in the Plan you must comply with the STRATE procedures. If you elect via STRATE, you confirm that you agree to participate in the Plan in line with these Terms and Conditions and you appoint Computershare as your agent to arrange the purchase of Shares.

11.2	If Computershare buys Shares for you, these will be credited to your STRATE member account.
11.3	It is your responsibility to keep abreast of the Strate Rules and Directives. The latest Strate Rules and Directives are available on its website www.strate.co.za.

11.4	Any deletion or amendment to your election needs to be given within the deadline stipulated by your CSDP/Broker.

12.	Taxation

12.1

South African shareholders will be liable for either capital gains tax or income tax on any gains made on the disposal of the Shares purchased under the Plan depending on their individual status determined primarily by the intention with which they acquired the Shares and the length of time they held the Shares. The tax treatment is no difference had the shareholders acquired the shares themselves, through a Broker.

12.2

You are reminded that taxation levels and bases can change. You are responsible, and Computershare shall not be liable, for paying any taxes (including, without limitation, income tax and capital gains tax) which may be attributable to your participation in the Plan. Computershare cannot give financial or tax advice and, if in doubt, you should consult an authorised financial adviser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 15, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary